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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multivista Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 5th Avenue, 10th Fl
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS ✓

OATH OR AFFIRMATION

I, Julia Park, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multivista Securities LLC, as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

BIYUN CAO
Notary Public - State of New York
02CA6335888
Qualified in New York
My Comm. Expires January 19, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Multivista Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Multivista Securities, LLC as of June 30, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Multivista Securities, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Multivista Securities, LLC's management. Our responsibility is to express an opinion on Multivista Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multivista Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Multivista Securities, LLC's financial statements. The supplemental information is the responsibility of Multivista Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Multivista Securities, LLC's auditor since 2018.

Bethlehem, PA

August 14, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street, Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

MULTIVISTA SECURITIES LLC
BALANCE SHEET
June 30, 2019

ASSETS

Cash and cash equivalents	$	22,245
Accounts Receivable		7,500
Related Party Receivable		300
Prepaid Expense		6,634
Total Assets	$	36,679

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	3,414
Total Liabilities		3,414
Contingencies		
Total Member's Equity		33,265
Total Liabilities and Member's Equity	$	36,679

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2019

Revenues:	
Income	$ 222,361
Other Income	75
Total Revenue	222,436
Expenses:	
Consulting Fee	30,000
NYS - Tax	25
Office expenses	12,434
Professional Fees	6,500
Referral Expense - Employee Commission	116,000
Regulatory Fee	3,252
Rent Expense	27,000
SIPC	355
Travel Expense	6,423
Insurance	390
Taxes	300
Total Expenses	202,679
Net Income	$ 19,757

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2019

Cash Flows Provided by Operating Activities:		
Net Income	$	19,757
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Increase in account receivable		(7,500)
Decrease in prepaid expense		1,292
Decrease in accounts payable and accrued expenses		(11,186)
Net Cash provided by Operating Activities		2,363
Cash Flows from Financing Activities:		
Capital contribution		5,300
Capital distribution		(30,000)
Net cash used in financing activities		(24,700)
Net (Decrease) In Cash		(22,337)
Cash, July 1, 2018		44,582
Cash, June 30, 2019	$	22,245

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

	Total Member's Equity
Beginning Balance	$ 32,782
Prior period adjustment	5,426
Capital contribution	5,300
Capital Distribution	(30,000)
Net Income	19,757
Ending Balance	$ 33,265

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Multivista Securities LLC (the "Company") is a Delaware Limited Liability Company organized on December 18, 2014. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted June 30 as its fiscal year end.

The Company is engaged in a single line of business as a securities broker-dealer dealing with private placements.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) since it uses other security firms for clearing.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of Accounting, in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company accounts for revenue in accordance with ASC TOPIC 606, Revenue from Contracts with Customers. The principle source of operating revenue is placement fees in the form of referral and service fees related to soliciting and obtaining suitable investors for certain client's investment funds. The company's revenue is recognized on an accrual basis once the prospective investor commits funds or an applicable administrative and quarterly fee has been received by the client.

Disaggregation of revenue
Components of revenue for the year ended June 30, 2019, are as follows:

Placement fees	$145,000
Service fees	77,361
Total Revenue from contracts with customers	$222,361

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Account Receivables

The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of the loss that can be reasonably estimated by management. As of June 30, 2019, the company has not recorded an allowance for any potential non-collection. Accounts receivable at June 30, 2019 and June 30, 2018 were $7,500 and $0 respectively.

New Accounting Pronouncement

On July 1st, 2018, the company adopted ASC TOPIC 606, Revenue from Contracts with Customers. No cumulative adjustment was required as no material arrangements prior to the adoption were impacted by the new pronouncement.

Use of Estimates

The financial statements are presented in accordance with generally accepted Accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at June 30, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2019 the Company had net capital of $18,831 which was $13,831 in excess of the amount required.

4. RENT

The Company subleases office space at 575 Madison Avenue, 23rd Floor, New York, NY from Midland Oak Capital LLC (dba Advantage America EB-5 Group), an affiliated company, at the rate of $2,250 a month. The lease is an annual lease subject to renewal.

5. INCOME TAXES

Multivista Securities LLC is a disregarded entity for tax purposes. As a result, no provision for federal or state income taxes is required. Its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

6. PRIOR PERIOD ADJUSTMENTS

A prior period adjustment was made to properly reflected prepaid regulatory fees as of June 30, 2018. As a result, prepaid expense was restated from $2,500 to $7,926, causing an increase in member's equity of $5,426.

7. RELATED PARTIES

Multivista Securities LLC is solely owned by SP Anchor Holdings LLC. SP Anchor Holdings LLC is owned by Julia Y. Park and Victor T. Shum. During the year ended June 30, 2019, SP Anchor Holding LLC made $5,000 in capital contribution and took a $30,000 capital distribution. In addition, Julia Park paid the current state fee on behalf the company. This amount has been treated as a capital contribution of $300 as of June 30, 2019.

8. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

9. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2019, the Company had no financial instruments with off balance sheet risk of a material nature.

The Company advises that there is no litigation of a material nature pending against the Company.

10. CONCENTRATION OF CREDIT RISK

At June 30, 2019, two customers accounted for 100% of the revenue balance. One customer accounted for 100% of the receivable balance at June 30, 2019. The Company has not experienced any losses in such accounts.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 14, 2019, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Multivista Securities, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Multivista Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Multivista Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Multivista Securities, LLC stated that Multivista Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Multivista Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multivista Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 14, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street, Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

MULTIVISTA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2019

NET CAPITAL:	
Total member's equity	$ 33,265
Deductions and/or charges:	
Non-allowable assets:	(14,434)
Net capital before haircuts on securities positions	18,831
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 18,831
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 3,414
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 228
Minimum net capital required	$ 5,000
Excess net capital	$ 13,831
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 12,831
Percentage of aggregate indebtedness to net capital is	18%

The above computation does not materially differ from the June 30, 2019 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per June 30, 2019 Focus Filing	$ 18,831
Audit Adjustments	-
Net Capital post audit adjustments	$ 18,831

multivistasecurities

680 5th Avenue,
10th Floor
New York, NY 10019
www.multivistasec.com

Assertions Regarding Exemption Provisions

We, as members of management of Multivista Securities, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(i)

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the period ending June 30, 2019.

Multivista Securities, LLC

By: ______________________

Julia Park, CEO

August 14, 2019